United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL FACT

In compliance with the provisions of article 157, § 4 of Law 6.404/76, and CVM Instruction 358/2002, ARACRUZ CELULOSE S.A. ("ARACRUZ" or the “Company”) announces, further to the disclosure in its Communication to the Market on September 16, 2009, that today the management of ARACRUZ signed a memorandum of intent (“MOI”) with Empresas CMPC S.A. (“CMPC,” a company based in Santiago, Chile), opening negotiations – including consultations with interested parties – regarding the possible sale of a package of assets encompassing industrial installations, land and forests that together are known as the Guaíba Unit, located in the municipality of Guaíba in Rio Grande do Sul state, which in general terms comprise (i) a cellulose factory with annual production capacity of approximately 450,000 tons, (ii) a paper plant with annual production capacity of approximately 60,000 tons, (iii) approximately 212,000 hectares of land (of which 32,000 is leased, in partnership or promotion), and (iv) licenses and authorizations to execute an expansion project for the cellulose factory, to increase its annual capacity to nearly 1.75 million tons. The price of the transaction contemplated by the MOI is US$ 1.43 billion, subject to adjustments.

Accordingly, the managements of the Company and CMPC are henceforth starting discussions relating to this transaction, which will be subject to customary contractual conditions. The MOI between the parties confers exclusivity to CMPC for a period of 90 days as of today, or until the parties sign definitive papers for the proposed transaction, whichever comes first.

Any significant developments in the discussions will be promptly and widely communicated to the market.

Aracruz, September 22nd, 2009.

Marcos Grodetzky Director of Investor Relations

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer